

03032079

File No.: 82-1978



BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

RECEIVED SEP 15 2003 PROCESSING SECTION 187

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
CURLEW LAKE RESOURCES INC.	03 07 31	03 08 26

ISSUER ADDRESS				
B – 104, 20641 LOGAN AVENUE				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
LANGLEY	BC	V3A 7R3	604-534-4310	604-534-4377
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
SHIRLEY DYER		SECRETARY		604-534-4377
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
		www.curlew-lake.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"ROBERT B. PINCOMBE"	ROBERT B. PINCOMBE	03 08 26
"MICHAEL G. WALKER"	MICHAEL G. WALKER	03 08 26

FIN51-901F Rev.2000/12/19

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

dlw 9/16

CURLEW LAKE RESOURCES INC.
FORM 51-901F – QUARTERLY REPORT
FOR THE PERIOD ENDED JULY 31, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the period ended July 31, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached unaudited consolidated financial statements for the period ended July 31, 2003.

2. See Note 8 to the attached unaudited consolidated financial statements for the period ended July 31, 2003.

3. a) See Note 8 to the attached unaudited consolidated financial statements for the period ended July 31, 2003

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Consideration
July 11, 2003	Common Shares	Warrants	500,000	$0.10	$50,000	Cash

b) Summary of options granted during the period ended July 31, 2003

Number of Shares	Exercise Price	Expiry Date
1,600,000	$ 0.10	February 3, 2008

4. a) See Note 8 to the attached unaudited consolidated financial statements for the period ended July 31, 2003.

b) See Note 8 to the attached unaudited consolidated financial statements for the period ended July 31, 2003

c) See Note 8 to the attached unaudited consolidated financial statements for the period ended July 31, 2003.

d) See Note 8 to the attached unaudited consolidated financial statements for the period ended July 31, 2003

5. List of directors and officers:

R.B. Pincombe, Director and President
Michael G. Walker, Director
Cameron G. Troyer, Director
Eric N. Ascroft, Director and Vice President/Finance
Shirley Dyer, Secretary

CURLEW LAKE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
July 31
(Prepared by Management)

	2003	2002
Current		
Cash	31,356	39,224
Receivable	1,534	930
	32,890	40,154
Long-term investment (Note 3)	23,625	1
Capital assets (Note 4)	12,991	13,593
Resource properties and equipment (Note 5)	1,807,532	2,692,161
	1,877,038	2,745,909
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	35,200	195,185
Drilling advance (Note 6)	166,071	117,933
	201,271	313,118
Due to a related party (Note 7)	214,625	220,956
	415,896	534,074
Shareholders' equity		
Capital stock (Note 8)	11,277,753	11,072,753
Deficit	(9,816,611)	(8,860,918)
	1,411,142	2,211,835
	1,877,038	2,745,909

Nature and continuance of operations (Note 1)

On behalf of the Board:

"ROBERT B. PINCOMBE" Director **"ERIC N. ASCROFT"** Director

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management)

	3 Months Ended July 31, 2003	3 Months Ended July 31,2002	6 Months Ended July 31,2003	6 Months Ended July 31, 2002
INCOME				
Petroleum and natural gas sales, net	4,244	1,495	6,109	2,480
EXPENSES				
Abandonment	-	-	207	-
Bank and interest charges	4,308	2,229	7,968	5,171
Management fees	15,000	15,000	30,000	30,000
Office and miscellaneous	4,019	3,258	6,967	5,623
Foreign exchange	39	-	39	-
Professional fees	175	538	1,435	8,030
Regulatory and transfer fees	6,731	3,263	11,261	7,384
Rent	3,418	3,410	7,023	6,880
Telephone	1,759	2,070	3,478	3,887
Travel and promotion	1,302	2,202	1,834	2,772
Wages – Secretarial	6,000	6,000	12,000	12,000
	42,751	37,970	82,212	81,747
Loss for the period	(38,507)	(36,475)	(76,103)	(79,267)
Deficit, beginning of period	(9,778,104)	(8,824,443)	(9,740,508)	(8,781,651)
Deficit, end of period	(9,816,611)	(8,860,918)	(9,816,611)	(8,860,918)

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by Management)

	3 Months Ended July 31, 2003	3 Months Ended July 31, 2002	6 Months Ended July 31, 2003	6 Months Ended July 31,2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	(38,507)	(36,475)	(76,103)	(79,267)
Changes in non-cash working capital items:				
Decrease in receivables	70	509	123	1,559
Increase in long-term investments	4,375			
Increase in prepaid expenses	-	1,774	-	-
Increase (decrease) in accounts payable and accrued liabilities	10,225	53,580	(128,152)	(61,200)
Increase (decrease) in due to related party	1,693	2,306	1,693	(14,120)
Increase (decrease) in loan payable	-	(15,000)	-	(15,000)
Increase (decrease) in drilling obligation	(19,059)	(27,063)	120,457	61,932
	(41,203)	(20,369)	(81,982)	(106,096)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	50,000	-	50,000	131,500
Net cash provided by financing activities	50,000	-	50,000	131,500
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase (decrease) in capital assets	-	(2,312)	-	(2,312)
Net cash provided by investing activities	-	(2,312)	-	(2,312)
Change in cash position during period	8,797	(22,681)	(31,982)	23,902
Cash position, beginning of period	22,559	61,905	63,338	16,132
Cash position, end of period	31,356	39,224	31,356	39,224
Cash paid during the period for:				
Interest expense	4,191	5,972	7,637	8,487

Supplemental disclosure for non-cash operating, financing and investing activities – Nil

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the Company Act of British Columbia and its operations include the acquisition, exploration and development of and the production from oil and gas properties in Alberta, Canada and the United States. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

	2003	2002
Deficit	$ (9,816,611)	$ (8,860,918)
Working capital (deficiency)	(168,381)	(272,964)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Greypower Resources Ltd. ("Greypower"), a company incorporated in the province of Alberta, and Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated.

Use of estimate

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful life using the declining balance method at rates of 20% and 30% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties and equipment

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centres on a country-by-country basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling both productive and non-productive wells. Proceeds from the disposal of petroleum and natural gas properties are applied against capitalized costs, unless such a disposal would alter the rate of depletion by 20% or more, in which case a gain or loss is recognized in income.

Depletion and amortization

Total capitalized costs plus a provision for future development costs, are depleted and amortized, on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a relative energy equivalent basis. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

Ceiling test

In applying the full cost method, the Company will perform a ceiling test in the future which restricts the capitalized costs including a provision for future development costs less accumulated depletion and amortization, deferred future income taxes and accumulated provision for future removal and site restoration costs from exceeding an amount equal to the estimated undiscounted future net revenues from proved reserves based on year end prices and costs, and after deducting estimated future removal and site restoration costs, general and administrative expenses, financing costs and income taxes, plus the lower of cost or fair market value of unproved properties.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties and equipment (cont'd...)

Ceiling test (cont'd...)

Capitalized costs to acquire significant proved reserves are excluded from the ceiling test for a period of 24 months following acquisition, provided any excess of costs over future net revenues is not considered to represent a permanent impairment of the ultimate recoverable amount.

Future removal and site restoration

Estimated future removal and site restoration costs are provided for on the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization.

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

Long-term investments

The Company records investments in which it does not have significant influence at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V") (Note 8). Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented diluted loss per share has not been computed as it proved to be anti-dilutive.

Loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. LONG-TERM INVESTMENT

The Company holds 17,500 common shares of Impact Energy Inc. ("Impact"), a public company listed on the Toronto Stock Exchange, received as part of an agreement to sell and farmout a portion of its interest in the Turner Valley Oil Project.

4. CAPITAL ASSETS

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 41,983	$ 35,435	$ 6,548	$ 37,478	$ 33,710	$ 5,540
Office equipment	50,197	43,754	6,443	50,197	42,144	8,053
	$ 92,180	$ 79,189	$ 12,991	$ 87,675	$ 75,854	$ 13,593

5. RESOURCE PROPERTIES AND EQUIPMENT

	2003	2002
Forum Prospect	$ 1	$ 1
Turner Valley Oil Project	3,189,085	3,295,977
EKHO Project	1	777,738
	3,189,087	4,075,716
Less: accumulated depletion and amortization	(1,381,555)	(1,381,555)
	$ 1,807,532	$ 2,692,161

Forum Prospect - Los Angeles County, California

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights.

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests in certain petroleum and natural gas leases. During the fiscal year ended 2002, the Company signed farm out agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interest. In accordance with one of the farmout agreements, the Company received 17,500 common shares of Impact with a value of $23,625. This amount has been applied against the capitalized costs of project. The Company is in a non-operator position on all leases in this area.

EKHO Project, California, USA

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, USA. Pursuant to the Participation Agreement, TVOG has a 12.5% carried interest to pay-out which then converts to a 25% working interest. The Company holds a 4.38% working interest in the project. The Company must participate in the first three wells in order to earn the ongoing right to participate on a heads up basis in other wells drilled within the property. TVOG will be the operator and will conduct all drilling and production operations on the EKHO Project leases held by TVOG. The operator has had difficulty in funding the project and management decided to write-down its investment to a nominal value.

Camp Colorado Prospect, Coleman County, Texas

The Company holds a 5% working interest in the exploration and development of certain oil and gas leases and including two producing gas wells. In fiscal 2002, as production diminished, management decided to write-down its investment to a nominal value.

6. DUE TO RELATED PARTY

Amounts advanced by an investor to cover 1.575% of the cost of drilling and completing the Impact et al Whiskey Creek 3-8-22-3 W5M well. The well is now on production. Net revenue will be shared 85% to the investor and 15% to the Company before payout and 50% to each party after payout.

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
1,000,000,000 common shares without par value		
Issued		
As at April 30, 2003	36,529,526	$ 11,227,753
Exercise of warrants	500,000	50,000
As at July 31, 2003	37,129,526	$ 11,277,753

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

	Number of Shares	Exercise Price	Expiry Date
	1,600,000	$ 0.10	February 3, 2008

8. CAPITAL STOCK (cont'd...)

Stock options (cont'd...)

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, January 31, 2003	-	$ -
Options granted	1,600,000	0.10
Balance, April 30, 2003	1,600,000	$ 0.10
Number of options currently exercisable	1,600,000	$ 0.10

Warrants

The following warrants to acquire common shares were outstanding at April 30, 2003:

Number of Shares	Exercise Price	Expiry Date
500,000	$ 0.10	June 8, 2003 – expired
500,000	0.10	September 30, 2003 - exercised
500,000	0.10	September 30, 2003
315,000	0.10	April 17, 2004
1,000,000	0.10	April 25, 2004

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the period ended July 31, 2003 included:

a) The Company had a reduction of accounts payable in the amount of $111,847 which has been applied against the capitalized cost of the Turner Valley Oil Project.

10. INCOME TAXES

The potential income tax benefit of these losses and tax pool balances has been offset by a valuation allowance.

A reconciliation of current income taxes at statutory rates with the reported taxes are as follows:

	2003	2002
Loss before taxes	$ (958,857)	$ (241,543)
Income taxes at statutory rates	$ (379,707)	$ (95,651)
Non deductible expenses and adjustment for income tax	1,321	1,345
Write-down of resource properties and equipment	307,984	12,179
Unrecognized benefits of non-capital losses	70,402	82,127
Total current taxes	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future tax assets and liabilities are as follows:

	2003	2002
Future income tax assets:		
Non-capital loss carryforwards	$ 520,049	$ 585,079
Resource properties	527,301	454,127
Capital assets	28,429	28,926
Investments	-	47,000
	1,075,779	1,115,132
Less: Valuation allowance	(1,075,779)	(1,115,132)
	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,384,000. These losses, if not utilized, will expire commencing in 2004. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

11. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2002 - $30,000) to a company controlled by a director.

b) Paid or accrued wages of $12,000 (2002 - $12,000) to the secretary of the Company.

c) Paid or accrued interest expense of $7,637 (2002 - $8,487) to a company controlled by a director for loans.

Included in accounts payable and accrued liabilities at July 31, 2003 is $Nil (2002 - $7,510) due to the secretary of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and amounts due to related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The fair value of the amounts due to related parties is not determinable as they have no repayment terms.

CURLEW LAKE RESOURCES INC.
July 31, 2003
Form 51-901.F – Schedule "C"
Management Discussion

1. Description of Business
Curlew Lake Resources Inc. is an independent oil and natural gas exploration, development and production company with operations in the western sedimentary basins of Canada and the United States. Management has undertaken to maximize shareholder value through a combination of participation in low-risk development and acquisition of oil and gas properties, as well as participation in high-risk, high potential exploration projects. The common shares of the Company trade on the TSX Venture Exchange under the symbol **CWQ.**

2. Discussion of Operations and Financial Condition
Please read the following in conjunction with the financial statements of the Company and notes thereto (Schedule A).

Turner Valley Oil and Gas Project, Alberta
The Turner Valley Project is located just south of Calgary, Alberta. The current geological interpretation indicates a long (37km/23 mile) deep anticlinal structure, with associated thrust faults, that generally underlies and is adjacent to the current/historical Turner Valley field and associated overthrust fault blocks. The Company has interests in four successful oil and/or gas wells in this area to date. Three of these wells are currently in production and one awaits pipeline connection. Another well, in which the Company has a small interest, is on line undergoing clean up testing, however the well has not demonstrated commercial productivity to date.

The first successful well drilled by our group in the southern portion of our Turner Valley land holdings discovered a deep Devonian gas reservoir. A report dated July 12, 1999, received from Farries Engineering (1997) Ltd. of Calgary, Alberta, provided a Reserve and Economic Evaluation of the Hartell Wabamum Crossfield D-1 Pool, which includes the discovery well at 4-13-19-2 W5M and the proposed deepening or replacement of the 11-12-19-2 W5M well. Total Proven and Probable Reserves net to Curlew Lake's interest are reported as 4,536.5 million Cubic Feet (MMCF) of raw gas; 2,948.7 MMCF sales gas; 65.3 thousand Barrels (MBLLS) of condensate; and 40.8 thousand long tons (MLT) of sulphur. This pool is in the southern portion of our Turner Valley land holdings. On March 31, 2001 the Company and its partners in this pool entered into an agreement with Fortune Energy Inc. whereby Fortune will deepen or redrill the Stampede et al HZ Hartell 11-12-19-2 W5M well, and tie in both wells for production, at its sole cost. Prior to the earn-in by Fortune, Curlew Lake and partners will recoup approximately $3.8 million (Curlew Lake share is 10%) related to the original drilling and completion of the well. Fortune will earn 50% of Curlew Lake's interest in the two wells and associated lands, and become the operator of the Turner Valley South gas pool lands. Pipeline licensing issues have delayed production on this project, however the operator expects to achieve production later this year

On lands farmed out to Imperial Oil in the north central portion of the Turner Valley lands, two successful wells, the 2-21-21-3 W5M and the 10-16-21-3 W5M, have been drilled and placed on production. Both wells connect to a new 23 km pipeline built by Impact Energy Inc., which delivers the gas and associated liquids (oil) to the Quirk Creek gas plant owned by Imperial Oil. The Company holds a royalty interest until payout and then a 1.312% to 2.188% after payout working interest.

On June 27, 2001 the Company concluded a sale and farm out agreement of its interest in 259 hectares (640 acres) of P&NG rights in the northern portion of its Turner Valley land holdings. The agreement, with Impact Energy Inc., covers land immediately adjacent to their producing Whiskey Creek gas discovery well. Under the terms of the agreement, Curlew Lake sold a working interest of 1.09375% for $56,000.00 plus 17,500 common voting shares of Impact. Impact has also farmed in to an additional 49.8% working interest in this lease, of which Curlew Lake's pre farmout interest was 3.2813%. After cost recovery by Impact of the cost of drilling and completing a well on the lease, .8531% of the farmed out interest will revert to Curlew Lake. Curlew Lake also retained a 1.575% direct working interest in the lease. The Company completed an agreement dated November 1, 2001, whereby Curlew Lake was carried for 100% of its 1.575% share of the costs of drilling and completing the well, and will receive 15% before payout and 50% after payout on the interest. Curlew Lake will hold a royalty and carried interest of 15% of its original interest before payout and a working interest of about 1.4% after payout. This well, the Impact et al Calgary 6-8-22-3 W5M, a gas well with significant liquids, began production on July 4, 2003. The operator reports the well has demonstrated a production capability in excess of 7 mmcf/day raw gas, against pipeline pressure (1,150 psi), however gas plant capacity issues have restricted production to 2.3 mmcf/d during the first 5 weeks of production. It is expected that plant optimization and declining production from other wells in the area will alleviate the problem.

Negotiations are ongoing by the Company and its partners to sell and/or farm out leases in the Turner Valley. This will speed up development work in the area and reduce funding requirements until the Company has sufficient cash flow to fund development internally. The Company holds interests ranging from 1.25% to 10%, with an average of about 5%, in approximately 10,000 hectares (25,000 acres) in the Turner Valley area.

Ekho Oil Project, San Joaquin Valley, California

The Company signed a Letter of Intent with Tri-Valley Oil and Gas ("TVOG") in July 1999 followed by a formal participation Agreement and Joint Operating Agreement on August 24, 1999. The agreement provided for Curlew Lake's participation in the Ekho Project by funding 5% of the estimated $9,500,000 U.S cost of reimbursing TVOG for land and data costs and the drilling of a test well to 19,000 feet in the center of the south San Joaquin Valley near Bakersfield, California. The Company must participate in three wells to earn its interest in the project. TVOG retains a 12.5% carried interest to payout, which converts to a 25% working interest after payout on the first three wells. The Company's share of costs will be 5% before payout and 3.75% after payout, and its share of working interest revenue will be 4.375% before payout and 3.75% after payout. The Vancouver Stock Exchange accepted for filing the Letter of Intent agreement on this project by letter of July 30, 1999.

Located 40 miles northwest of Bakersfield, California, the Ekho No. 1 was the first of three wells scheduled to test a large structurally controlled stratigraphic trap identified geologically and confirmed by seismic data. The target formation is the Temblor sandstones, a thick package of Middle and Lower Miocene horizons in which previous drilling identified hydrocarbon prone sections.

Drilling of the Ekho No. 1 well began on February 7, 2000, and on May 7, 2000 the well had reached total depth of 19,085 feet, under budget and ahead of schedule. The drilling indicated that the primary target, the Vedder Sand, has a gross sand thickness of 440 feet. As projected, other horizons with indications of hydrocarbons include the Phacoides, Olcese and Antelope/MacDonald intervals. Log interpretation indicated a potential for commercial hydrocarbons in all the sands. Casing was run to the top of the Vedder Sands at 18,015 feet. Open hole flow testing, completed by June 27, 2000, produced high quality oil with an API of 48.7 degrees, and associated natural gas with a net BTU content of 1,460

with no water, H2S, CO2 or nitrogen. Subsequent flow testing indicated insufficient flow rates. The partners then decided to proceed with a three-stage hydraulic fracturing program. A data frac completed by September 23 did not indicate clear cut fracturing. The operator reported that U.S. $218,225 was still on hand, to be held pending possible future abandonment costs.

The operator, after consulting with experts in reservoir stimulation techniques, concluded that a 'state of the art' hydraulic fracturing program would have a good probability of success. The well is presently shut in with a wellhead pressure of approximately 10,000 psi. The Company will have to raise additional funds to maintain its 5% interest in the project. Due to the delays in commencement of further production testing the Company has written the investment in the project down to a nominal value. However, it is the opinion of management that this well and the overall project, with a potential for 40 additional wells, has exceptional risk/reward aspects. The Company plans to participate in any future exploration programs in this area, finances permitting.

Other Projects

The Company retains a 5.5% working interest in the Forum Prospect in the City of Inglewood, California. The operator has advised that they will re-activate the project following the establishment of sufficient corporate cash flow.

Management of the Company is examining other natural resource opportunities with a view to expanding corporate activities as finances permit.

3. Material Expenditures

During the quarter ended July 31, 2003 the Company recorded a loss of $38,507, compared to a loss of $36,475 at July 31, 2002, mainly due to an increase in regulatory and transfer fees. The reduction in accounts payable of $111,847 is due to the write down of payables related to the 2-34 well in the Turner Valley, which may result in a reduced interest in the well. The drilling advance of $166,071 relates to funds received under an agreement with an investor to cover drilling and completion costs of our 1.575% working interest in the 6-8 well, This advance is repayable only from 85% of net production revenue. Revenue from sales of petroleum products increased due to royalty income from the 8-21 well operated by Imperial Oil.

A Company controlled by the President receives or accrues $5,000 per month for services, including performance of corporate business, arranging financing for company activities and investor relations. Loans to the Company from this Company totaled $214,625 at the end of the period.

4. Investor Relations Activities

Investor relations and shareholder information continues to be provided by management of the Company, as noted above.

5. Subsequent Events

There have been no subsequent events.

6. Financings, Principle Purposes & Milestones

During the period 500,000 warrants were exercised at a price of $0.10 per share to net the Company $50,000.

7. Liquidity and Solvency

The Company has limited revenue at this time. In the past corporate capital requirements have been provided mainly from equity subscriptions and/or exercise of options or warrants. Although revenue from production will increase during 2003, additional funds may be required for property acquisitions and/or exploration programs. The Company proposes to meet any additional financing requirements through the exercise of outstanding stock options and warrants or equity financing. In light of continually changing financial markets, there is no assurance that funding will be possible at the times required or desired by the Company.